650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 18, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Gabor
Mary Beth Breslin
Lisa Vanjoske
Mark Brunhofer

Re:	Allakos Inc.
Draft Registration Statement on Form S-1
Submitted on April 10, 2018
CIK No. 0001564824

Ladies and Gentlemen:

On behalf of our client, Allakos Inc. (“Allakos” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 10, 2018 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 10, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	It is not clear why you have included the prominent graphic following the first paragraph of your summary, given that you are currently pursuing only four indications for AK002. It is also unclear how you determined which “select” diseases to include in the graph, whether you intend to pursue all of the indications presented or why you have highlighted these particular diseases in such a prominent manner. Please revise or advise.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

May 18, 2018

The Company respectfully advises the Staff that the Company included Figure A in the prospectus summary because the Company believes that it is helpful to provide investors with an overview of the types of diseases that are affected by eosinophils and/or mast cells. The diseases included in the graphic have been reported in third party literature to have eosinophil and mast cell involvement and, the Company believes, may be a future development opportunity. In the prospectus summary, as well as other sections of the Registration Statement, the Company has specified that it is focusing its development efforts on AK002 for the treatment of eosinophilic gastritis, indolent systemic mastocytosis, chronic urticaria and severe allergic conjunctivitis. In order to further clarify that the graphic is intended to both (i) specify the diseases for which the Company is focusing its development efforts and (ii) provide examples of other diseases that are affected by the involvement of eosinophils and/or mast cells, the Company revised Figure A to visually differentiate between these two groups of diseases and added a note to Figure A to clarify that the bolded diseases in the graphic are the Company’s most advanced AK002 programs.

2.	We note your statement that AK002 has demonstrated promising clinical efficacy. The statement implies that your product candidate is effective, which is a determination solely within the authority of the FDA and comparable foreign regulatory authorities. Since your product candidates have not completed clinical trials and the applicable regulatory authorities have not made such determination, the inference is not appropriate. Please remove this statement and similar statements throughout the registration statement, including the statement that you believe your product “has the potential to be safer and more effective than current treatments.”

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 1, 72 and 88 of the Registration Statement to remove the statement that AK002 has demonstrated promising clinical efficacy and to instead provide that AK002 has demonstrated pharmacodynamic activity and that patients have reported symptom improvements in the Company’s Phase 1 trials. The Company also revised the statement on pages 2, 72 and 88 of the Registration Statement that the Company believes its product “has the potential to be safer and more effective than current treatments” to provide that the Company believes its product has the potential to offer an alternative to current treatments for the diseases the Company is pursuing.

AK002 Clinical Development Plan, page 4

3.	We note you describe here and elsewhere in the Summary favorable results observed in human clinical trials. Please expand to provide fuller context for these statements by providing the specific details and parameters of these trials, including the statistical significance of the observed results and all significant adverse events experienced.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 5 of the Registration Statement to include Figure C, which includes additional details about the Company’s Phase 1 trial in healthy volunteers. In addition, the Company revised the disclosure on pages 5 and 6 of the Registration Statement to add the description of a severe reaction experienced by one subject in such Phase 1 trial that is also described on pages 30 and 95 of the Registration Statement. The Company further notes that the protocol for the Company’s open label Phase 1 trial involving patients with ISM was not designed to show observed results with statistical significance.

Securities and Exchange Commission

May 18, 2018

Eosinophilic Gastritis and Eosinophilic Gastrointestinal Disorders, page 4

4.	We note your disclosure of the estimated prevalence of EG and EGE in the United States and your belief that these diseases may be significantly underdiagnosed. Please disclose the basis of your belief.

The Company respectfully advises the Staff that the Company’s belief that EG and EGE are significantly underdiagnosed is based on discussions with gastroenterologists treating these diseases. In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 93 of the Registration Statement to include the basis of its stated belief.

Use of Proceeds, page 63

5.	Please revise the discussion to identify the stage of development of AK002, for each indication, that you expect to achieve with the proceeds of the offering. To the extent you expect to begin particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Registration Statement to identify the stages of development of AK002, for each indication, that the Company expects to achieve with the proceeds of the offering.

Management’s Discussion and Analysis

Determination of Fair Value of Common Stock on Grant Dates, page 78

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Exclusive License Agreement with The Johns Hopkins University, page 103

7.	We note that you will pay “market rate royalties” to JHU subject to the license agreement. Please revise here and throughout the prospectus to clarify this term and disclose a range that does not exceed 10 percentage points.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 75, 105, F-19 and F-45 of the Registration Statement to indicate that the Company is obligated to pay single-digit royalties to JHU.

Securities and Exchange Commission

May 18, 2018

In-Licensing Agreements, page 103

8.	For each license agreement, please disclose when the last-to-expire patent is scheduled to expire.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Registration Statement to indicate that the last possible date on which a patent under the license agreement with JHU could expire is 2021, in the absence of any patent extensions, and the last possible date on which a patent under the license agreement with BioWa Inc. and Lonza Sales AG could expire, depending on the country in which the patent is issued, ranges from 2021 to 2023, in the absence of any patent extensions.

Management

Non-Employee Directors, page 120

9.	Please revise to disclose any arrangements or understandings pursuant to which Mr. Janney, Dr. McKearn or Mr. Walker was selected as a director, or tell us why such disclosure is not required. Refer to Item 401(a) of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement to indicate that Mr. Janney, Dr. McKearn and Mr. Walker were each selected as a director pursuant to the Company’s voting agreement, which voting agreement will terminate upon completion of this offering.

Financial Statements

Note 7. Convertible Promissory Notes Payable to Related Parties, Net, page F-20

10.	Tell us how you determined the amount of $2.8 million of beneficial conversion feature recognized at issuance of the Notes and the amount of $2.0 million beneficial conversion feature recognized at extinguishment of the Notes. Also tell us why no gain or loss on extinguishment of the Notes was recognized and where the $0.9 million deemed capital contribution is reflected in your statement of stockholders’ deficit. In your response, tell us whether your Series B preferred stock issuance was a “qualified financing event” under the Notes that should have triggered automatic conversion. If so, tell us whether the automatic conversion would have been into Series A or Series B preferred stock and why the note holders opted to forego the inherent beneficial conversion and instead surrendered the Notes for Series B preferred stock at its issuance price. Reference for us the authoritative literature you rely upon to support your accounting.

The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to provide clarity on the Company’s accounting treatment for the transaction discussed in Footnote 7 to the Financial Statements.

Securities and Exchange Commission

May 18, 2018

In August 2017, the Company entered into a note purchase agreement (the “Agreement”) with existing investors to raise up to a total of $15.0 million via the issuance of convertible promissory notes (the “Notes”). Upon execution of the Agreement, the Company issued $7.5 million of Notes (the “Issuance Date”). Under the terms of the Agreement, the outstanding Notes would automatically convert into shares of the Company’s preferred stock upon the closing of a subsequent financing with proceeds of at least $20.0 million, excluding any and all indebtedness that is converted from the Notes (a “Qualified Financing Event”). In the event of conversion due to a Qualified Financing Event, the conversion price would equal the price paid per share in the Qualified Financing Event. In the event no Qualified Financing Event occurred prior to the Notes maturing 12 months from the Issuance Date, holders of the Notes could elect to (i) demand repayment of all principal, together with accrued and unpaid interest under the Notes, or (ii) elect to convert all principal, together with all accrued and unpaid interest under the Notes, into shares of the Company’s Series A convertible preferred stock at the original issue price of $1.80 per share (the “Effective Conversion Price”). In November 2017, the Notes, together with accrued and unpaid interest, converted into Series B convertible preferred stock in connection with the closing of the Company’s $100.1 million Series B convertible preferred stock financing.

With respect to the Company’s accounting and presentation of the Notes, the following is a summary of the relevant conclusions for the Staff’s reference:

•	The automatic conversion feature upon a Qualified Financing Event provided no discount or other economic benefit to the holder and therefore no value was ascribed to this specific identified feature.

•	The feature allowing holders of the Notes to convert into shares of the Company’s Series A convertible preferred stock at a fixed price at maturity was determined by the Company to represent a nondetachable conversion feature per ASC 470-20.

•	Per ASC 470-20-30-10, the Company concluded the Issuance Date to be the commitment date for accounting purposes. At the Issuance Date, the fair value of the Company’s Series A convertible preferred stock was determined to be above that of the Effective Conversion Price of the Notes. Accordingly, the nondetachable conversion feature was deemed in the money and therefore beneficial to the holders of the Notes on day one, whereby requiring separate accounting from that of the Notes as a beneficial conversion feature (“BCF”). The Company recorded the BCF at its intrinsic value of $2.8 million at the Issuance Date as a debt discount with a corresponding credit to additional paid-in capital. Subsequent to the Issuance Date, the Company accreted $853,000 of the BCF into interest expense using the effective interest method.

•	In November 2017, the Company’s $100.1 million Series B convertible preferred stock financing gave effect to the automatic conversion of the Notes as prescribed by the Qualified Financing Event provision within the Agreement. The conversion was a share settled redemption given the holders of the Notes received a variable number of shares for a fixed value.

•	At the Issuance Date, the purchasers of the Notes were preexisting investors in the Company’s sole class of convertible preferred stock and held a majority of seats on the Company’s Board of Directors. The intent of the Notes was to provide short-term liquidity to allow time for the Company’s management to secure additional private financing on favorable terms. The holders of the Notes, serving in their capacity as Directors on the Company’s Board, surrendered the Notes upon the Series B convertible preferred financing pursuant to the terms of the Agreement, as the perceived value creation from research and development activities to be funded exceeded the potential value received in the event of converting to Series A convertible preferred stock upon maturity of the Notes. As a result of its analysis of the facts surrounding the Agreement and overall transaction, the Notes were deemed to be a capital transaction with related parties per ASC 470-50-40-2.

Securities and Exchange Commission

May 18, 2018

•	As the Notes were extinguished prior to being converted, the Company accounted for the debt extinguishment in accordance with ASC 470-20-40-3, whereby allocating a portion of the reacquisition price of the Notes to the repurchase of the beneficial conversion feature. The Company measured the reacquisition price allocated to the BCF using the intrinsic value of the BCF at the extinguishment date, with the residual amount then being allocated to the Notes. The net effect was a reduction to additional paid in capital of $2.0 million.

•	As prescribed by ASC 740-10-55-51, the issuance of convertible debt instruments containing a BCF results in a temporary basis difference between the carrying amount and tax basis of the liability. Upon issuance, the Company recognized the temporary difference as a deferred tax liability of $966,000 with an offsetting adjustment to additional paid in capital. Recognition of the deferred tax liability resulted in a reduction to the Company’s net deferred tax assets. Accordingly, the Company reduced its existing valuation allowance by $966,000 and recognized a corresponding income tax benefit of $966,000 in accordance with ASC 740-10. During the year ended December 31, 2017, the deferred tax liability was reduced in relation to the amortization of the beneficial conversion feature. Upon extinguishment of the Notes in November 2017, the Company wrote down the remaining $675,000 of deferred tax liability resulting in a net benefit from income taxes of $291,000 for the year ended December 31, 2017.

•	A reconciliation of the BCF and associated tax amounts to the Statement of Convertible Preferred Stock and Stockholders’ Deficit is as follows (in thousands):

	BCF Accounting	Accounting for income taxes	Financial statements
Issuance Date accounting	$2,833	$966	$1,867
Extinguishment accounting	(1,980)	(675)	(1,305)

Net impact to additional paid-in capital	$853	$(291)	$562

General

11.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

May 18, 2018

The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communications.

* * * *

Securities and Exchange Commission

May 18, 2018

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Robert Alexander, Ph.D., Allakos Inc.

Adam Tomasi, Ph.D., Allakos Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Lance Brady, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Jeffrey Lau, Davis Polk & Wardwell LLP